July 8, 2009

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI (Bermuda) Limited Registration Statement on Form S-3 File No. 333-159894 Filed June 11, 2009

Dear Mr. Schwall:

Set forth below are Energy XXI (Bermuda) Limited’s, a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated July 2, 2009, with respect to the Company’s registration statement on Form S-3 filed June 11, 2009, File No. 333-159894 (the “Registration Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

Selling Stockholders, page 15

1.
Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling security holders that are entities.  Please see Compliance and Disclosure Interpretations Regulation S-K Question 140.02.  If more than one holder is listed as beneficial owner for the same securities, include explanatory text or footnotes.  We note for example that in the corresponding footnote for Union Bancaire Privee Asset Management, LLC, there was no disclosure of the natural person who has the investment power and voting control of the shares.  In addition, in the footnote related to Indian Charter Fund, LLP the company failed to disclose the natural person behind Renoma Partners, LLC which has the investment power and voting control of the shares.

Response: In response to the Staff’s comment, we have revised the Registration Statement to list the natural persons who have the investment power and voting control over the shares offered for resale by selling security holders that are entities.  Please see pages 15-19.

2.
We note that several sets of selling shareholders have the same last name, or custodian.  Please disclose as required by Item 507 of Regulation S-K the number of shares “beneficially owned” by each security holder as that term is defined in Rule 13d-3a.  For any shareholder who holds voting or investment power for shares held in another’s name, the line item for that shareholder’s should reflect the total amount of shares for which that shareholder has beneficial ownership.  We note for example that Mr. John Lovoi has the investment power and voting control over shares owned by JVL Global, JVL Global (QP) and Belridge Energy Advisors, but there is no line item for Mr. John Lovoi that reflects the total amount of shares for which he has beneficial ownership.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include clarifying language explaining that certain persons may be deemed to beneficially own the shares held by certain of the selling stockholders and that all such beneficial ownership is disclosed in the appropriate footnotes to the selling stockholders’ table. Please see page 15-19.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement to Mark Kelly at (713) 758-4592 or Heather Callender at (713) 758-4618.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:	Sean Donahue, Securities and Exchange Commission David West Griffin, Energy XXI (Bermuda) Limited